[LOGO] ROPES & GRAY ROPES & GRAY LLP
                    ONE INTERNATIONAL PLACE BOSTON MA 02110-2624
                    617-951-7000 F 617-951-7050
                    BOSTON NEW YORK SAN FRANCISO WASHINGTON, DC

August 6, 2004

The DLB Fund Group
One Memorial Drive
Cambridge, Massachusetts 02142

Ladies and Gentlemen:

We have acted as counsel to the DLB Value Fund, the DLB Small Company Opportunities Fund and the DLB Fixed Income Fund (collectively, the "Funds"), each a series of The DLB Fund Group (the "Trust"), in connection with the Registration Statement of the Funds on Form N-14 (the "Registration Statement"), under the Securities Act of 1933, as amended (the "Act"), relating to the proposed combinations of (i) the DLB Value Fund with the MassMutual Core Value Equity Fund, (ii) the DLB Small Company Opportunities Fund with the MassMutual Small Cap Equity Fund, and (iii) the DLB Fixed Income Fund with the MassMutual Core Bond Fund (together with the MassMutual Core Value Equity Fund and the MassMutual Small Cap Equity Fund, the "Target Funds"), and the issuance of shares of each of the Funds in connection therewith (the "Shares"), all in accordance with the terms of the Agreements and Plans of Reorganization, relating to each of the proposed mergers, each among the relevant Fund, the relevant Target Fund and Massachusetts Mutual Life Insurance Company (collectively, the "Agreements").

We have examined the Trust's Agreement and Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts and the Trust's Bylaws, each as amended, and are familiar with the actions taken by the Trust's Trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

Based on the foregoing, we are of the opinion that:

     1. The Trust is a duly organized and validly existing unincorporated business association under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of its shares of beneficial interest.

     2. The Shares have been duly authorized and, when issued in accordance with the Agreements, will be validly issued, fully paid and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims

ROPES & GRAY LLP

                                      -2-                         August 6, 2004

shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate, or undertaking entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the Trust for all loss and expense of any shareholder of the Trust held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of being a shareholder is limited to circumstances in which the Trust itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of the Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of the Registration Statement and to the references to our firm in the related prospectus/information statement under the caption "Information about the Proposed Mergers - Federal Income Tax Consequences" and in the related statement of additional information under the caption "Experts."

                                        Very truly yours,


                                        /s/ Ropes & Gray LLP
                                        ----------------------------------------
                                        Ropes & Gray LLP